Todos Medical Limited

1 Hamada Street

Rehovot Israel

June 28, 2016

VIA EDGAR

Suzanne Hayes, Assistant Director

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed May 19, 2016

File No. 333-209744

Dear Ms. Hayes:

Todos Medical Limited (the “Company) is in receipt of your comment letter dated May 31, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary

Our Company, page 6

1.	We refer to your response to our comment 1 and your corresponding revised disclosures. Please clarify whether data from the fifth clinical study that began in 2013 and which is still ongoing also will be used for the baseline for your “training” trial. Please update any corresponding disclosures.

RESPONSE:	In response to the staff’s comments, we have revised our disclosure to clarify that the baseline for the training clinical trials may, in the future, include the diagnosis results found in the currently ongoing fifth clinical study described under “Business — Past Clinical Studies”, once these diagnosis results are known.

2.	We refer to your response to our comment 2 and your revised disclosures, including the statement that the Ministry of Health “may have other requirements prior to approving” tests for commercialization in Israel. Please revise to disclose the efforts you have taken or plan to take in connection with identifying any other regulatory requirements for commercialization, and also disclose approximately how long you expect it will take to obtain regulatory approval in Israel.

RESPONSE:	In response to the staff’s comments, we have revised our disclosure to disclose that, if we are unable to raise $2 million, we will attempt to ascertain whether there are other regulatory requirements for obtaining commercialization of our tests in Israel. We have also revised our disclosure to disclose that we expect regulatory approval in Israel to take approximately one year once we begin the process. The Company has not yet started the regulatory approval process in Israel.

Principal and Selling Shareholders, page 77

3.	Please reconcile the footnote disclosures regarding employee option shares with the revised amount of employee option shares to be registered.

RESPONSE:	In response to the staff’s comment, we have revised our footnote disclosure to the Principal and Selling Shareholders Table so that it matches the amount of employee option shares to be registered.

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer